<PAGE 1>
               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549



                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                           Radius, Inc.
                         (Name of Issuer)


               Series A Convertible Preferred Stock
                  (Title of Class of Securities)

                               None
                          (CUSIP Number)

                      John J. Shay Jr., Esq.
                   General Counsel & Secretary
                      IBM Credit Corporation
                     1133 Westchester Avenue
                   White Plains, New York 10604
                          (914) 642-3000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                            -  -









                        September 13, 1996
     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
Rule 13d-1(b)(3) or (4), check the the following box |  |.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










































                            -  -










<PAGE 2>

                           Schedule 13D

CUSIP No.  None                                Page 2 of 13 Pages

   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          IBM Credit Corporation      I.R.S. Identification
                                          Number:  22-2351962

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a)  |X|        (b) |  |

   3      SEC USE ONLY


   4      SOURCE OF FUNDS      OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  |  |

   6      CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware

          NUMBER OF        7  SOLE VOTING POWER
           SHARES                   -0-
          BENEFICIALLY     8 SHARED VOTING POWER
           OWNED BY            6,123,000 (See Item 4.)
             EACH          9 SOLE DISPOSITIVE POWER
           REPORTING                -0-
            PERSON        10 SHARED  DISPOSITIVE  POWER
            WITH               6,123,000 (See Item 4.)


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                       6,123,000 (See Item 4.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES    |  |

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        8.5% (See Item 5.)

   14     TYPE OF REPORTING PERSON
                       CO









                            -  -









<PAGE 3>
                                               Page 3 of 13 Pages

   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          International Business Machines Corporation
          I.R.S. Identification Number:  13-0871985

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a)  |X|        (b) |  |

   3      SEC USE ONLY


   4      SOURCE OF FUNDS      OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  |  |

   6      CITIZENSHIP OR PLACE OF ORGANIZATION          New York

          NUMBER OF        7 SOLE VOTING POWER
           SHARES                  -0-
          BENEFICIALLY     8 SHARED VOTING POWER
           OWNED BY            6,123,000 (See Item 4.)
            EACH           9 SOLE DISPOSITIVE POWER
          REPORTING                 -0-
           PERSON         10 SHARED  DISPOSITIVE  POWER
            WITH               6,123,000 (See Item 4.)


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                          6,123,000 (See Item 4.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES    |  |

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        8.5% (See Item 5.)

   14     TYPE OF REPORTING PERSON
                       CO













                            -  -









<PAGE 4>

                                           Page 4  of  13 Pages


Item 1.           Security and Issuer

     This statement relates to the Series A Convertible Preferred Stock, No Par Value (the "Preferred Stock"), of Radius Inc., a California corporation having its principal executive office at 215 Moffett Park Drive, Sunnydale, California 94089 (the "Company"), which is convertible into Common Stock, No Par Value (the "Common Stock"), of the Company.

Item 2.           Identity and Background

     This statement is being filed by each of:

     (i) IBM Credit Corporation, a Delaware corporation, whose principal business is financing ("IBM Credit"). IBM Credit is a wholly owned subsidiary of International Business Machines
Corporation. The business address and principal place of business of IBM Credit is 1133 Westchester Avenue, White Plains,
NY 10604; and

     (ii) International Business Machines Corporation, a New York corporation, whose business address and principal place of business is Old Orchard Road, Armonk, NY 10504 ("IBM"), has two fundamental missions. First, IBM strives to lead in the creation, development and manufacture of the industry's most advanced information technologies, including computer systems, software, networking systems and microelectronics. Second, IBM translates these advanced technologies into value for its customers worldwide through its sales and professional services units in North America, Europe/Middle East/Africa, Asia Pacific
and Latin America.    IBM Credit and IBM shall also be referred
to herein as the "Holders". IBM Credit and IBM constitute a "group" (the "Group") for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the shares of Preferred Stock and the Warrants (as defined in Item 3 herein) reported herein as beneficially owned by any of IBM Credit or IBM.

The name, business address, and present principal occupation or employment of each of the directors and executive officers of IBM are set forth below. All such directors and executive officers listed below are citizens of the United States except Juergen Dormann (Germany), Lodewijk C. van Wachem (Netherlands) and John
M. Thompson (Canada). Unless, otherwise indicated, the principal business address of each director or executive officer is International Business Machines Corporation, Old Orchard Road, Armonk NY 10504.




                            -  -









<PAGE 5>
                                               Page 5 of 13 Pages

                            Present Principal Occupation or
Name and Business Address               Employment
-------------------------               ----------

Louis V. Gerstner, Jr.        Chairman of the Board and Chief
                              Executive Officer of IBM.

Cathleen Black                Director of IBM since 1995. President,
959 Eighth Avenue             Hearst Magazines, a division of the
New York, NY 10019            Hearst Corporation.

Harold Brown                  Director of IBM from 1972 to 1977 and
Center for Strategic and      since 1981.  Counselor, Center for
International Studies         Strategic International Studies,
Suite 40,                     Washington, DC, and a general partner
1800 K Street, NW             in Warburg, Pincus & Company.
Washington, DC 20006

Juergen Dormann               Director of IBM since January 1996.
Hoechst AG                    Chairman of the Management Board,
Building F821                 Hoechst AG.
Frankfurt G65926
Germany

Nannerl O. Keohane            Director of IBM since 1986. President
Office of the President       and professor of political science at
Duke University               Duke University.
207 Allen Building
Box 90001
Durham, NC 27708-0001

Charles F. Knight             Director of IBM since 1993. Chairman,
Emerson Electric Co.          CEO and President, Emerson Electric Co.
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

Lucio A. Noto                 Director of IBM since 1995.  Chairman
Mobil Corporation             and Chief Executive Officer of Mobil
3225 Gallows Road             Corporation.
Fairfax, VA 22037












                            -  -









<PAGE 6>
                                               Page 6 of 13 Pages

John B. Slaughter             Director of IBM since 1988. President of
Office of the President       Occidental College.
Occidental College
1600 Campus Road
Los Angeles, CA 90041

Alex Trotman                  Director of IBM since 1994.  Chairman
Ford Motor Company            and Chief Executive Officer of the Ford
American Road                 Motor Company.
Dearborn, MI 48121-1899

Lodewijk C. van Wachem        Director of IBM since 1992. Chairman of
Royal Dutch Petroleum Company the supervisory board of Royal Dutch
P.O. Box 162                  Petroluem Company.
2501 AN The Hague
Netherlands

Charles M. Vest               Director of IBM since 1994. President
President's Office            and professor of mechanical engineering
Massachusetts Institute       at Massachusetts Institute of Technology.
 of Technology
Room 3-208
77 Massachusetts Avenue
Cambridge, MA 02139

J. Thomas Bouchard            Senior Vice President, Human
                              Resources, IBM.

Nicholas M. Donofrio          Senior Vice President and Group
                              Executive, IBM.

J. Bruce Harreld              Senior Vice President, Strategy, IBM

Paul M. Horn                  Senior Vice President, Research, IBM

Ned C. Lautenbach             Senior Vice President and Group Executive,
                              Worldwide Sales and Services, IBM, and
                              Chairman, IBM World Trade Corporation.

Lawrence R. Ricciardi         Senior Vice President and General
                              Counsel, IBM.

Robert M. Stephenson          Senior Vice President and Group
                              Executive, IBM.

G. Richard Thoman             Senior Vice President and Chief
                              Financial Officer, IBM.






                            -  -









<PAGE 7>

                                               Page 7 of 13 Pages

John M. Thompson              Senior Vice President and Group
                              Executive, IBM.

Partick A. Toole              Senior Vice President and Group
                              Executive, IBM.

John R. Joyce                 Vice President and Controller, IBM.

John E. Hickey                Vice President, Assistant General
                              Counsel and Secretary, IBM.

Jeffrey D. Serkes             Vice President and Treasurer, IBM.


The name, business address, and present principal occupation or employment of each of the directors and executive officers of IBM Credit are set forth below. All such directors and executive officers listed below are citizens of the United States. Unless, otherwise indicated, the principal business address of each director or executive officer is IBM Credit Corporation, 1133 Westchester Avenue, White Plains NY 10604.

                              Present Principal Occupation or
Name and Business Address               Employment
-------------------------               ----------

W. Wilson Lowery, Jr.         Chairman of the Board of IBM Credit.

Allison R. Schleicher              Vice President, Finance of IBM Credit.

Jeffrey D. Serkes             Director of IBM Credit since 1995.
                              Vice President and Treasurer, IBM.

Joseph N. Boland              Chief Credit Officer of IBM Credit.

Kimberly A. Kispert           Controller and Treasuer of IBM Credit.

John J. Shay, Jr.             Vice President, General Counsel and
                              Secretary of IBM Credit.

Robert F. Talbot              General Manager, Remarketer
                              Financing of IBM Credit.

Curtis H. Tearte              General Manager, End-User Customer
                              Financing of IBM Credit.

Each of the foregoing are collectively referred to herein as the "Executive Officers and Directors." Each of the Executive
Officers and Directors disclaims beneficial ownership of any of



                            -  -









the Preferred Stock, the Common Stock or the Warrants (as hereinafter defined).






















































                            -  -









<PAGE 8>
                                               Page 8 of 13 Pages

During the last five years, neither the Holders nor, to the best of the Holders' knowledge, any of the Executive Officers and Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds and Other Consideration

     As more fully described in Item 4 herein, IBM Credit acquired 750,000 shares of the Series A Convertible Preferred Stock (the "Preferred Shares") and the Warrants (as defined below) pursuant to a plan of the Company (the "Plan"), in satisfaction of claims of $3,000,000 (the "Claims") and the restructuring of IBM Credit's loan with the Company, including an additional advance to the Company of approximately $470,000. The Preferred Shares are convertible into, and the Warrants grant Holder the right to acquire, shares of Common Stock (the "Common Shares"). The Plan is outlined in (i) a Term Sheet, executed in July 1996 by the Company, IBM Credit Corporation ("IBM
Credit"), and The Unofficial Creditors Committee (the "Committee") of Radius, Inc. (the "Term Sheet"); (ii) a letter, dated July 11, 1996, from L. Morris Dennis to Garrett L. Cecchini and Harvey S. Schochet, and agreed to by the Company, IBM Credit, and the Committee, which contained additional terms and conditions of the Plan (the "Cover Letter"); and (iii) a form of Addendum To Term Sheet among the Company, IBM Credit, and the Committee, which changed certain terms of the Plan (the "Addendum"). Holder is not a member of the Committee. The Term Sheet is attached as Exhibit 1 hereto; the Cover Letter is attached as Exhibit 2 hereto; and the Addendum is attached as
Exhibit 3 hereto; and the description of the Plan set forth herein is qualified in its entirety by reference thereto. IBM Credit has been the primary lender to the Company, and the Claims were incurred by the Company as a result of borrowings it made from IBM Credit in the past.

Item 4.           Purpose of Transaction

     The Holders hold their interest in the Preferred Shares, the Warrants and the Common Shares for investment purposes. The Holders may consider disposing of all or a portion of the Preferred Shares, the Warrants, and the Common Shares at any time and from time to time, depending upon market conditions and prevailing prices for the Preferred Shares, the Warrants and the Common Shares. The Holders have no plan or proposal, other than as described herein, which may relate to or would result in: (a)


                            -  -









the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of













































                            -  -









<PAGE 9>
                                              Page 9 of  13 Pages

the Company; (f) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Holders reserve the right to adopt other plans or proposals in the future.

     The Company has informed the Holders that, as of June 30, 1996, it had a negative net worth, was delinquent in its accounts payable, and that several vendors had initiated legal action to collect allegedly delinquent accounts and at least two vendors had orally threatened the Company with initiation of insolvency or bankruptcy proceedings. The Company has informed the Holders that, as a result, the Company established the Committee, which is comprised of eight of the Company's larger unsecured creditors, in an effort to resolve its delinquent accounts payable, capital deficiency, and creditor litigation issues outside of insolvency or bankruptcy proceedings. The Company has informed the Holders that the Company, the Committee and IBM Credit agreed to the Plan, pursuant to which, among other things, (i) IBM Credit received the Series A Preferred Stock in satisfaction of $3 million of the Company's approximately $26.4 million secured indebtedness to IBM Credit and in consideration of the restructuring of its loan with the Company, plus warrants to purchase 600,000 shares of Common Stock (the "Warrants"), and
(ii) the Company's unsecured creditors received either shares of Common Stock or, in the case of certain creditors, a discounted cash payment, in satisfaction of certain claims. The Company has informed the Holders that, pursuant to the Plan, unsecured creditors received 36,294,198 shares of Common Stock, or 60% of the outstanding Common Stock after consummation of the Plan. The Company has informed the Holders that an increase in the authorized number of shares of Common Stock was necessary to implement the Plan, and that the Company obtained shareholder approval for such increase at a special meeting of shareholders on August 27, 1996. IBM Credit received the Preferred Shares and the Warrants upon consummation of the Plan on September 13, 1996 pursuant to a Subscription Agreement, dated September 13, 1996, between IBM Credit and the Company (the "Subscription


                            -  -









Agreement").  A copy of the Subscription Agreement is attached as
Exhibit 4 hereto, and the description of the Subscription Agreement set forth herein is hereby qualified in its entirety by reference thereto. A copy of the Warrants is attached as Exhibit 5 hereto. A copy of the Letter Agreement (as defined below) modifying the terms of the Warrants is attached as Exhibit 6.
The description of the Warrants set forth herein is hereby qualified in its entirety by reference thereto.

     The Company has informed the Holders that a portion of the Series A Preferred Stock is automatically convertible into shares of Common Stock at any time which is 90 days after the effective date of the Registration Statement (as defined in Item 6 herein), if (i) the Registration










































                            -  -









<PAGE 10>
                                              Page 10 of 13 Pages

Statement is in effect and the use of the prospectus contained therein has not then been suspended, and (ii) if the trading price of the Common Stock exceeds, for a period of 15 consecutive trading days, a price per share equal to $0.815 and a registration statement with respect to the Common Stock issuable upon conversion of such securities is in effect. The Company has informed the Holders that dividends on the Series A Preferred Stock may be payable in common stock at the option of the Company. The Company has informed the Holders that the Registration Statement covers the Common Stock issuable upon such conversion and was filed with the Securities and Exchange Commission on September 20, 1996 and was declared effective by the Securities and Exchange Commission on November 12, 1996. The Company has informed the Holders that, pursuant to the terms of the Amended and Restated Working Capital Financing and Term Loan Agreement, dated as of August 30, 1996 (the "Financing Agreement"), by and between the Company and IBM Credit, the Preferred Stock is redeemable at the option of the holders of a majority of the outstanding Preferred Shares upon the sale by the Company of any part of the Company's interest in Splash Technology Holdings, Inc. or its other portfolio interests and certain other extraordinary events. In the event the holders do not elect a redemption, the Company may redeem the Preferred Shares at a premium. A copy of the Financing Agreement, along with Exhibit A thereto, is attached as Exhibit 7 hereto. A copy of the Letter Agreement (as defined below) modifying the terms of the Financing Agreement is attached as Exhibit 6. The description of the Financing Agreement set forth herein is hereby qualified in its entirety by reference thereto.

     The Company has informed IBM Credit that the unsecured creditors received rights (the "Unsecured Creditors Rights") to receive an aggregate of 11,046,060 additional shares of the Common Stock in the event that the Series A Preferred Stock is converted into Common Stock so that the number of shares of Common Stock received by such unsecured creditors continues to represent 60% of the outstanding Common Stock after such conversion. The Holders have not received any Unsecured Creditors Rights.



Item 5.           Interest in Securities of Issuer

     As more fully discussed in Item 4 herein, at the close of business on September 13, 1996, the Holders beneficially owned 750,000 shares of Series A Convertible Preferred Stock and warrants to purchase 600,000 additional shares of the Common Stock, which, upon conversion of the Preferred Stock and exercise of the Warrants, would represent approximately 8.5% of the shares of the Common Stock outstanding on such date, after accounting


                            -  -









for the shares of Common Stock issued to the Unsecured Creditors upon conversion of the Preferred Stock pursuant to the Unsecured
Creditors Rights.

     Except as set forth above, the Holders do not beneficially own any shares of the Preferred Stock or the Common Stock and have not effected any transaction in the Preferred Stock or the Common Stock during the sixty days preceding this statement.
















































                            -  -









<PAGE 11>
                                             Page 11 of  13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Company and IBM Credit are parties to a Registration Rights Agreement,dated as of September 13, 1996, by and between the Company and IBM Credit (the "Base Registration Rights Agreement"), as amended by that certain letter agreement, dated as of September 12, 1996 by and between the Company and IBM Credit (the "Letter Agreement"; the Base Registration Rights Agreement as amended by the Letter Agreement, the "Registration Rights Agreement"). A copy of the Base Registration Rights Agreement is attached as Exhibit 8 hereto, and a copy of the Letter Agreement is attached as Exhibit 6 hereto, and the description of the Registration Rights Agreement set forth herein is hereby qualified in its entirety by reference thereto. Pursuant to the Registration Rights Agreement, the Company is obligated, among other things, to prepare and file with the Securities and Exchange Commission a registration statement for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended covering, among other things, the Preferred Shares and the shares of Common Stock issuable upon conversion of the Preferred Shares and the shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the Registration Rights Agreement, the Company was obligated to use its best efforts to have such registration statement declared effective on or before November 12, 1996 and to keep such registration statement effective until the earlier of September 12, 1998, subject to the occurrence of certain events. The Company has informed the Holders that such a registration statement (the "Registration Statement") was filed with the Securities and Exchange Commission on September 20, 1996 and was declared effective by the Securities and Exchange Commission on November 12, 1996.

     Except as otherwise described herein, the Holders are not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be filed as Exhibits

      1. Term Sheet, executed in July, 1996, between Radius, Inc., IBM Credit Corporation, and the Unofficial Creditors Committee of Radius, Inc.
      2. Letter, dated July 11, 1996, from L. Morris Dennis to Garrett L. Cecchini and Harvey S. Schochet, and agreed to by Radius, Inc., IBM Credit Corporation, and the


                            -  -









     Unofficial Creditors Committee of Radius, Inc.
      3. Form of Addendum To Term Sheet, dated July 1996, among Radius, Inc., IBM Credit Corporation, and the Unofficial Creditors Committee of Radius, Inc.
      4. Subscription Agreement, dated September 13, 1996, by and between Radius, Inc. and IBM Credit Corporation
      5. Warrants, issued September 13, 1996 by Radius Inc. naming IBM Credit Corporation as holder
















































                            -  -









<PAGE 12>
[SIGNATURE]
                                             Page 12 of  13 Pages

      6. Letter, dated September 13, 1996 from Radius Inc. to IBM Credit Corporation
      7. Amended and Restated Working Capital Financing and Term Loan Agreement, dated as of August 30, 1996 by and between Radius Inc. and IBM Credit Corporation
      8. Registration Rights Agreement, dated as of September 13, 1996, between Radius, Inc. and IBM Credit Corporation

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 11, 1997        IBM CREDIT CORPORATION


                             By: /s/ John J. Shay, Jr.
                                     -----------------
                               Name: John J. Shay, Jr.
                               Title: Vice President, General
                                        Counsel and Secretary


                             INTERNATIONAL BUSINESS MACHINES CORPORATION



                             By: /s/ John E. Hickey
                                     --------------
                              Name: John E. Hickey
                              Title: Vice President, Secretary
                                     and Assistant General Counsel




















                            -  -









<PAGE 13>
                                              Page 13 of 13 Pages

Exhibit                Sequential
Number              Exhibit Description


  1 Term Sheet, executed in July, 1996, between Radius, Inc., IBM Credit Corporation, and the Unofficial
               Creditors Committee of Radius, Inc.

  2 Letter, dated July 11, 1996, from L. Morris Dennis to Garrett L. Cecchini and Harvey S. Schochet, and agreed to by Radius, Inc., IBM Credit Corporation, and the Unofficial Creditors Committee of Radius, Inc.

  3 Form of Addendum To Term Sheet, dated July 1996, among Radius, Inc., IBM Credit Corporation, and the
               Unofficial Creditors Committee of Radius, Inc.

  4 Subscription Agreement, dated September 13, 1996, by and between Radius, Inc. and IBM Credit Corporation

  5            Warrants, issued September 13, 1996 by Radius Inc.
               naming IBM Credit Corporation as holder

  6            Letter, dated September 13, 1996 from Radius Inc. to
               IBM Credit Corporation

  7 Amended and Restated Working Capital Financing and Term Loan Agreement, dated as of August 30, 1996 by and between Radius Inc. and IBM Credit Corporation

  8 Registration Rights Agreement, dated as of September 13, 1996, between Radius, Inc. and IBM Credit
               Corporation